Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the periods indicated are stated below. For this purpose, "earnings" include pre-tax earnings before income from equity investees plus fixed charges and distributed income of equity investees. "Fixed charges" include interest, amortization of debt expense and the portion of retal expense that is representative of the interest factor in these rentals.

	Predecessor			Successor
	Year Ended December 31,		Eleven Months Ended November 30, 2010	June 23, 2010 (inception date) - December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012	Six Months Ended June 30, 2013
	2008	2009
Earnings:
Earnings (loss) before income taxes	$98.4	$89.5	$128.1	$24.8	$28.3	$197.6	$183.3
less:
Income (loss) from equity investees	(1.2)	1.1	5.4	0.1	5.7	12.3	5.2
add:
Fixed charges	2.2	2.1	2.1	3.9	50.2	49.9	44.8
Distributed income of equity investees	—	1.4	6.0	0.7	8.0	14.5	6.1

Adjusted earnings (loss)	$101.8	$91.9	$130.8	$29.3	$80.7	$249.7	$229.0

Fixed charges:
Interest expense	0.5	0.4	0.3	3.2	42.1	42.2	40.8
Estimate of interest within rental expense (a)	1.7	1.7	1.8	0.7	8.1	7.8	4.0

Fixed charges	$2.2	$2.1	$2.1	$3.9	$50.2	$50.0	$44.8

Ratio of earnings to fixed charges	46.3	43.8	62.3	7.5	1.6	5.0	5.1